UFood Restaurant Group, Inc.
255 Washington Street, Suite 100
Newton, MA 02458

January 9, 2009

Via EDGAR

United States Securities and Exchange Commission
Washington, DC  20549

Re:	UFood Restaurant Group, Inc.
Registration Statement on Form S-1 (File No. 333-152006) Request for Acceleration

Ladies and Gentlemen:

Pursuant to a conversation with the Staff earlier today, we have submitted today, via EDGAR transmission, Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-152006) (the “Registration Statement”) of UFood Restaurant Group, Inc. (the “Company”), together with a letter from our counsel, Gottbetter & Partners, LLP, responding to the Staff’s outstanding comments.

This letter shall serve as the request of the Company, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), to accelerate the effectiveness of the above referenced Registration Statement to Monday, January 12, 2009, 5:00PM EST, or as soon thereafter as is practicable.  We are aware of our obligations under the Securities Act and the Securities Exchange Act of 1934, as amended, and intend to fully comply therewith.

In making this request, the Company acknowledges that:

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Should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

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The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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The Company may not assert Staff comments or the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

UFood Restaurant Group, Inc.

By:	/s/ Glenn E. Davis
Name: Glenn E. Davis
Title: Chief Financial Officer